Joel Goldberg SVP, General Counsel PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA	Phone 781.663.5775 Fax 781.663.5969 www.perkinelmer.com

November 28, 2018

Via Edgar Filing

Cecilia Blye, Chief Office of Global Security Risk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PerkinElmer, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 1-05075

Dear Ms. Blye:

This letter responds to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on PerkinElmer, Inc.’s (herein referred to as “PerkinElmer”) Form 10-K for the fiscal year ended December 31, 2017 communicated in your letter dated November 16, 2018. We have repeated your comment below followed by our response.

General:

1.

We note that the website of your subsidiary EUROIMMUN Medizinische Labordiagnostika AG lists distributors in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Syria and Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria and Sudan, including contacts with their governments, whether through subsidiaries, distributors or other direct or indirect arrangements.

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Response:

PerkinElmer did not include disclosure about Syria and Sudan (the “Sanctioned Countries”) in its Form 10-K for the Fiscal Year Ended December 31, 2017 because PerkinElmer did not make material sales or maintain any material operations or contacts in the Sanctioned Countries during 2017.

In 2015 and 2016, PerkinElmer did not make any sales or maintain any material operations or contacts in the Sanctioned Countries.

As noted in the Commission’s letter, EUROIMMUN AG (“EUROIMMUN”), which was acquired by PerkinElmer on December 17, 2017, maintains relationships with a distributor in each of the Sanctioned Countries. PerkinElmer also makes minimal sales into Sudan through its Tulip Diagnostics Pvt Ltd (“Tulip”) business headquartered in Goa, India, which was also acquired by PerkinElmer on January 31, 2017. The nature of PerkinElmer’s contacts in the Sanctioned Countries is limited to the relationships with and sales of human disease diagnostic products and medical devices through distributors in these businesses.

In 2017, PerkinElmer made aggregate sales to Sudan of €3,335 through its Tulip business.

To date in 2018, PerkinElmer has made sales into Sudan of €5,493 through its Tulip business and €170,638 through its EUROIMMUN business. To date in 2018, PerkinElmer has made sales into Syria through its EUROIMMUN business of €39,730.

PerkinElmer anticipates a similar level of sales into the Sanctioned Countries in the future. Certain of the sales made to the Sanctioned Countries were made to hospitals, laboratories or other health care facilities, which may be owned or controlled in whole or in part by government agencies.

PerkinElmer’s activities in the Sanctioned Countries have been performed in full compliance with applicable U.S. laws and regulations, including regulations promulgated by the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and/or the Department of Commerce’s Bureau of Industry and Security (“BIS”). Any anticipated contacts with and activities in the Sanctioned Countries relate solely to similar activities in compliance with all applicable U.S. laws and regulations, including, to the extent necessary, pursuant to any required licenses or exceptions therefrom.

Trade control and sanctions compliance at PerkinElmer is overseen by its International Trade Compliance (“ITC”) organization under the Office of the General Counsel. PerkinElmer’s ITC organization maintains a formal trade compliance program that includes policies, procedures, and employee training designed to ensure that all activity relating to trade compliance and the Sanctioned Countries is conducted in conformity with applicable U.S. laws and regulations.

PerkinElmer reported revenue of approximately $2,256,982,000 for the 2017 fiscal year and has forecast to exceed this revenue total in 2018. None of the activities described above in the Sanctioned Countries involve amounts that are material to PerkinElmer, either individually or in the aggregate, and PerkinElmer does not consider the level of activity described above to be quantitatively material.

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Because PerkinElmer sells small quantities of product into the Sanctioned Countries designed to detect and prevent human disease, and because PerkinElmer’s minimal contacts with the Sanctioned Countries are in full compliance with applicable U.S. laws and regulations and are consistent with our robust ITC compliance program described above, we do not believe that these activities constitute material information or would otherwise be viewed negatively by our investors.

If you would like to speak with me regarding these matters, please do not hesitate to call me at (781) 552-1187.

Sincerely,

/s/ Joel S. Goldberg

Joel S. Goldberg, Senior Vice President,

Administration, General Counsel and Secretary

Cc: Pradip Bhaumik, Special Counsel

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